FOR FURTHER INFORMATION:

AT THE COMPANY:                           AT THE FINANCIAL RELATIONS BOARD:
EDWARD L. PIERCE, CFO                     MARILYN WINDSOR      DARCY BRETZ
KEVIN P. COHN, CONTROLLER                 GENERAL INQUIRIES    MEDIA INQUIRIES
713-548-3400                              312-640-6692         312-640-6756

FOR IMMEDIATE RELEASE
WEDNESDAY, APRIL 26, 2000

                   METAMOR WORLDWIDE, INC. REPORTS Q1 RESULTS
                IMPROVING DEMAND DRIVES SEQUENTIAL REVENUE GROWTH

HIGHLIGHTS:

o REVENUES FOR Q1 2000 WERE $158.4 MILLION, UP 30% OVER Q1 1999 AND 7% OVER Q4 1999

o Q1 2000 REVENUES FOR XPEDIOR, METAMOR'S EBUSINESS SOLUTIONS SUBSIDIARY, WERE UP 26% OVER Q4 1999

o    ADDED KEY MARKETING AND SALES PERSONNEL TO DRIVE REVENUE GROWTH

o    PROCEEDING FORWARD WITH PSINET MERGER

o    POSITIVE EFFECTS TO DATE ON EARLY CROSS-SELLING EFFORTS

    -------------------------------------------------------------------------
                  SUMMARY OF RESULTS OF OPERATIONS (UNAUDITED)
                   THREE MONTHS ENDED MARCH 31, 2000 AND 1999
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                          2000         1999
                                                        ---------    --------
    REVENUES .........................................  $ 158,364    $121,701
    GROSS PROFIT .....................................  $  61,509    $ 52,372
    OPERATING INCOME (LOSS) ..........................  $ (12,974)   $ 12,548
    INCOME (LOSS) FROM CONTINUING OPERATIONS .........  $  (5,737)   $  4,564
    EARNINGS (LOSS) PER SHARE (DILUTED):
      INCOME (LOSS) FROM CONTINUING OPERATIONS .......  $   (0.16)   $   0.14
      SUPPLEMENTAL INCOME (LOSS) FROM
        CONTINUING OPERATIONS (1) ....................  $   (0.04)   $   0.20

    (1) ADJUSTED FOR AFTER-TAX STOCK COMPENSATION
        CHARGE AND GOODWILL AMORTIZATION. THIS DOES
        NOT PURPORT TO BE IN ACCORDANCE WITH
        GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

    -------------------------------------------------------------------------

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

METAMOR WORLDWIDE, INC.
FIRST QUARTER
ADD-1-


HOUSTON, APRIL 26, 2000 -- METAMOR WORLDWIDE, INC. (NASDAQ: MMWW), one of the leading providers of information technology (IT) solutions, today announced results for the quarter ended March 31, 2000. Revenues for the quarter increased 30 percent to $158.4 million, from $121.7 million in the first quarter of 1999. The improvement reflected strong internal growth in the company's eBusiness solutions subsidiary, Xpedior Incorporated (Nasdaq: XPDR), as well as the effects of acquisitions. Excluding Xpedior, Metamor's core units (collectively the "Core Business") reported revenues of approximately $107.4 million for the first quarter, which approximated that reported for the fourth quarter of 1999.

For the current quarter, the company reported a loss from continuing operations of $5.7 million, or $0.16 per share. This loss related to a substantial increase in sales and marketing expenses, non-cash compensation charges and one-time legal expenses. The higher level of sales and marketing expenses related to enhancing infrastructure to drive and support higher revenue growth, to position Xpedior as a standalone public company, and to create greater brand awareness of Xpedior and the Core Business.

Commenting on the results, Peter T. Dameris, president and chief executive officer, said, "Last year, we successfully executed initiatives that have repositioned the company to take advantage of the current technology cycle. During that period, we sold our non-core businesses, including our IT staffing unit, and established Xpedior as a publicly held eBusiness solutions company. This repositioning, together with the investments we made in sales infrastructure, branding and marketing, helped drive the strong first quarter operating performance and positioned the company for higher sustainable growth in the future."

Dameris continued, "Revenues for the first quarter were up 7 percent over the fourth quarter of 1999, which represented the first sequential quarterly increase since the second quarter of 1999. Revenues for our Core Business were in line with our expectations and were achieved despite a more difficult than expected operating environment in the first two months of the quarter due to the spillover effects of Y2K and the effects of foreign currency translation on our foreign operations. Revenues in the last month of the quarter were much improved over the first two months, reflecting improved client demand and the benefits of our repositioning and infrastructure investments.

"Revenue momentum in the Core Business continues to build. We are seeing a significant increase in the number and size of the projects on which we are proposing and being awarded. This sales momentum, supported by the investments we made in our sales and marketing infrastructure, should drive high sales growth over the remainder of the year. We expect to meet our previously announced organic growth targets for the Core Business and believe that our ability to exceed these growth targets will be enhanced with the proposed PSINet merger as we further penetrate PSINet's 90,000 plus middle market customers.

"Xpedior's revenues for the quarter were up 26 percent over the fourth quarter of 1999. Xpedior reported impressive improvements in virtually all of its operating metrics, including bill rates, revenues per consultant and gross margin. This impressive performance and strong outlook for the remainder of the year demonstrate the quality of Xpedior as one of the premier, full-service eBusiness solutions companies."

The company's loss for the first quarter included: (i) a $19 million increase over the first quarter of 1999 in the selling, general and administrative expenses ("SG&A") of Xpedior, (ii) a non-cash charge of $1.4 million related to stock options of Xpedior issued prior to its initial public offering in December 1999,

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

METAMOR WORLDWIDE, INC.
FIRST QUARTER
ADD-2-


(iii) $2.5 million in legal expenses related to the company's prosecution of claims against certain officers and principals of an acquired business, and (iv) over $3.0 million in sales infrastructure and marketing expenditures in the Core Business. The after-tax effects of these expenses totaled $14.7 million, or $0.42 per share. The investments include higher marketing and branding expenditures, as well as investments in sales and recruiting infrastructure necessary to support a higher level of growth.

INVESTMENTS IN SALES AND MARKETING. Over the past few months, the company has invested heavily in sales and recruiting infrastructure and marketing programs of the Core Business to drive and support higher growth levels. The company has added a number of high-level solutions sales personnel and established a sales support function to more effectively train the sales force of the Core Business. The company also made modifications to its sales and recruiting programs in an effort to align them more closely with its operating objectives. These initiatives, coupled with the company's branding and marketing efforts, are beginning to drive higher revenue growth.

ACQUISITIONS AND ALLIANCES. The company continues to support the development and growth of several new practice areas in the Core Business. As previously announced, the company expanded its Oracle capabilities with the February acquisition of NextLinx Services, an Oracle solutions provider headquartered in the Washington, DC area. The company also continues to organically grow its Oracle, JD Edwards, Great Plains, i2 and Ariba practices while evaluating other strategic acquisition opportunities in the eBusiness, supply chain management and customer relationship management arenas. In support of its business strategy, the company also entered into or expanded several key alliance relationships in the first quarter with industry leaders such as Silknet, HAHT, iManage, CASEwise and Great Plains, further enhancing its capabilities in leading-edge technologies. The company is also exploring opportunities to further expand its relationships with best-of-breed enterprise application integration development companies to support its vertical market strategy.

NEW WINS. The company's Core Business had numerous successes in the first quarter that should provide strong momentum into the second quarter and remainder of the year. These included the following:

o A 27-month contract extension with one of the largest transportation enterprises to provide maintenance, enhancement and system support for 57 mission-critical systems.

o A contract to develop a mobile computing system and handheld eBusiness application with an Internet component for a state government entity.

o A two-year guarantee to provide Web and legacy services for a national financial services company.

o A system scalability study that initiates a project to re-engineer the existing order management systems for a global food company.

o The development of a Web-based child welfare system for a state government department.

o The completion of the first phase to develop the Intranet for a diversified services, technology and manufacturing company.

o The installation and implementation of a Web-enabled SAP solution for an eCommerce distribution business.

o The implementation of an SAP human resources and supply chain management system for a global food company.

o A contract for the SAP business warehouse implementation at one of the leading producers of electronic products.

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

METAMOR WORLDWIDE, INC.
FIRST QUARTER
ADD-3-


ACQUISITION BY PSINET. As previously announced, PSINet Inc. (Nasdaq: PSIX), the Internet Super Carrier, entered into an agreement to acquire the company in a stock-for-stock exchange. Under terms of the acquisition, PSINet will exchange
0.9 of a share of its common stock for each share of common stock of the company. The acquisition is subject to stockholder approval of both companies as well as certain regulatory approvals. PSINet also agreed to invest $50 million in convertible preferred stock of Xpedior.

Commenting on the acquisition, Dameris said, "We are excited about joining forces with PSINet to create a truly global infrastructure and IT services business. Our service offerings, geographic presence and middle-market focus fit extremely well with PSINet's Internet and hosting infrastructure and operations. As the gatekeeper of applications, we believe that we can accelerate the growth of PSINet's hosting centers and help them drive higher revenue per customer and higher-margin revenues, as well as improve customer stickiness. We believe that our access to PSINet's vast middle market client base will significantly enhance our ability to improve our growth rate and better utilize our capacity."

Dameris continued, "As we plan for the combination of the two companies and begin our cross-selling efforts, we are seeing, in a very tangible way, the strategic benefits of merging the two enterprises. Currently, we are jointly pursuing hosting engagements for a number of our larger clients. At the same time, we are pursuing significant new business opportunities with a number of PSINet's existing and prospective customers."

Metamor offers clients a broad range of information technology solutions including eBusiness, packaged software, application maintenance and support, business process outsourcing, application development and hosting, network integration, training and technical documentation. With offices across the U.S. and abroad, Metamor provides flexible delivery of value-added services through a combination of geographic presence, industry focus, and specialized technology practices.

     METAMOR WORLDWIDE CAN BE REACHED ON THE INTERNET AT www.metamor.com.
                                                         ---------------

                               TABLES FOLLOW . . .

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

METAMOR
FOURTH QUARTER
ADD-4-


                    METAMOR WORLDWIDE, INC. AND SUBSIDIARIES
            SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                   THREE MONTHS ENDED MARCH 31, 2000 AND 1999
                    (in thousands, except per share amounts)

                                                        2000          1999
                                                     ---------     ---------
    Revenues from services .......................   $ 158,364     $ 121,701
    Gross profit .................................      61,509        52,372
    Operating costs and expenses:
      Selling, general and administrative ........      64,238        35,245
      Stock compensation .........................       1,413          --
      Depreciation and amortization ..............       8,832         4,579
                                                     ---------     ---------
                                                        74,483        39,824
                                                     ---------     ---------
    Operating income (loss) ......................     (12,974)       12,548
    Interest expense .............................      (3,004)       (3,082)
    Other income (expense) .......................       6,631        (1,347)
                                                     ---------     ---------
    Income (loss) before income taxes ............      (9,347)        8,119
    Provision (benefit) for income taxes .........      (3,610)        3,555
                                                     ---------     ---------
    Income (loss) from continuing
       operations ................................      (5,737)        4,564
    Income from discontinued operations,
       net of income taxes (1),(2) ...............        --           4,650
                                                     ---------     ---------
    Net income (loss) ............................   $  (5,737)    $   9,214
                                                     =========     =========
    Earnings (loss) per share (diluted):
      Income (loss) from continuing
         operations ..............................   $   (0.16)    $    0.14
      Income from discontinued operations ........        --            0.14
                                                     ---------     ---------
      Net income (loss) ..........................   $   (0.16)    $    0.28
                                                     =========     =========
    SUPPLEMENTAL DATA (3)
    Income (loss) from continuing
      operations before income taxes .............   $  (9,347)    $   8,119
    Stock compensation ...........................       1,413          --
    Goodwill amortization ........................       4,655         2,459
                                                     ---------     ---------
    Supplemental income (loss) before
       income taxes ..............................      (3,279)       10,578
    Supplemental provision (benefit) for
       income taxes ..............................      (2,026)        4,077
                                                     ---------     ---------
    Supplemental income (loss) from
       continuing operations .....................   $  (1,253)    $   6,501
                                                     =========     =========
    Supplemental earnings (loss) per
    share (diluted) ..............................   $   (0.04)    $    0.20
                                                     =========     =========

NOTES:

(1) Comprised of the company's project support and software solutions units, which were sold in the third quarter of 1999.

(2) Includes an allocation of interest expense of $4.0 million for the three months ended March 31, 1999.

(3) Adjusted for the after-tax effects of non-cash stock compensation charges and goodwill amortization. This does not purport to be in accordance with generally accepted accounting principles.

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

METAMOR WORLDWIDE, INC.
FIRST QUARTER
ADD-5-


                    METAMOR WORLDWIDE, INC. AND SUBSIDIARIES
               SUMMARY CONSOLIDATED BALANCE SHEET DATA (UNAUDITED)
                      MARCH 31, 2000 AND DECEMBER 31, 1999
                                 (in thousands)

                                                      2000        1999
                                                    --------    --------

   Cash and cash equivalents ...................    $ 31,495    $ 92,625
   Accounts receivable, net ....................     194,031     178,129
   Intangible assets, net ......................     597,667     572,936
   Total assets ................................     968,134     971,809
   Long-term debt, net of current maturities ...     218,922     209,193
   Stockholders' equity ........................     455,000     458,155
   Shares of common stock outstanding ..........      34,635      34,552

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

METAMOR WORLDWIDE, INC.
FIRST QUARTER
ADD-6-


Except for historical information, all of the statements, expectations and assumptions contained in the foregoing are forward-looking statements that involve a number of risks and uncertainties. Although the company has used its best efforts to be accurate in making those forward-looking statements, it is possible that the assumptions made by management may not materialize. In addition, the information set forth in the company's Form 10-K for the fiscal year ended December 31, 1999, describes certain additional risks and uncertainties that could cause actual results to vary materially from the results covered in such forward-looking statements.

A proxy statement/prospectus has been filed by Metamor Worldwide, Inc. ("MWI") and PSINet Inc. ("PSINet") with the Commission. YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION. THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION THAT YOU SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE MERGER AND RELATED TRANSACTIONS. You may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by PSINet and MWI with the Commission at the Commission's web site at www.sec.gov. In addition, the proxy statement/prospectus and other documents filed with the Commission by MWI may be obtained free of charge from MWI by directing a request to Metamor Worldwide, Inc. at 4400 Post Oak Parkway, Suite 1100, Houston, Texas, 77027, Attn: Investor Relations. The proxy statement/prospectus and other documents filed with the Commission by PSINet may also be obtained free of charge from PSINet by directing a request to PSINet Inc., 510 Huntmar Park Drive, Herndon, Virginia 20170, Attn: Investor Relations.

MWI and its officers and directors may be deemed to be participants in the solicitation of proxies from its stockholders with respect to the transactions contemplated by the merger agreement and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information regarding such officers and directors is included in MWI's Definitive Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Commission on April 18, 2000. This document is available free of charge at the Commission's web site at http://www.sec.gov and from the MWI at the address set forth above.

PSINet and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of PSINet with respect to the transactions contemplated by the merger agreement and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information regarding such officers and directors is included in PSINet's Definitive Proxy Statement for its 2000 Annual Meeting of Shareholders filed with the Commission on April 7, 2000. This document is available free of charge at the Commission's web site at http://www.sec.gov and from PSINet at the address set forth above.

The preceding communications contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In particular, statements regarding the PSINet/MWI merger are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements, inability to obtain or meet conditions imposed for governmental approvals for the merger; failure of the PSINet or MWI stockholders to approve the merger; the risk that the PSINet and MWI businesses will not be integrated successfully; and costs related to the merger. You should also give careful consideration to cautionary statements made in PSINet's reports filed with the SEC, especially the section entitled "Forward-Looking Statements" in the "Business-Risk Factors" section of PSINet's Form 10-K for the fiscal year ended December 31, 1999.